SICHENZIA ROSS FRIEDMAN FERENCE LLP
                             ATTORNEYS AT LAW


May 4, 2011

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549
Attn: Jay Mumford

     Re:  EZJR, Inc.
          Registration Statement on Form 10
          Amended April 7, 2011
          File No. 000-53810

Dear Mr. Mumford:

   We have been retained as special securities counsel by EZJR, Inc. (the "Company"). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the "Staff") in its letter of comments dated April 20, 2011 (the "Comment Letter") relating to the Company's Registration Statement on Form 10 as amended on April 7, 2011. Set forth below is the Company's responses to the Staff's comments.

   The Company's responses are numbered to correspond to the Staff's comments and are filed in conjunction with Amendment No. 11 to the Form 10. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated below in its entirety, with the Company's response set forth immediately under such comment.

Special Note Regarding Potential Actions by Affiliated Shareholders, page 4

1.      Regarding your response to prior comment 2:

  o Please tell us why you believe that it is appropriate in your table on page 4 to represent to investors that the companies "Acquired [an] Operating Business" at inception given those companies' assets and revenue at inception. Also, please combine the information regarding these companies here and on page 27 in a manner that fully and clearly presents all material disclosure without requiring investors to piece together information from multiple locations in your document or from other documents. Include clearly in your revised disclosure the nature of your affiliates' control over those companies, whether through management or ownership, and the date and manner in which that control ended. Also include in the revised disclosure how each company's business changed from what it originally disclosed to investors.

                                   SRFF
  61 Broadway   New York, New York 10006   212-930-9700   212-930-9725 Fax
                               www.srff.com

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             Response:   The heading and column "Acquired Operating Business"
has been deleted.   We have combined the information regarding these
companies from page 27. The footnotes under the table include the nature of our affiliates' control over those companies, whether through management or ownership, and we added a column to the table as to the date that control ended. Finally, the footnotes disclose how each company's business changed.

  o Please expand your disclosure to explain clearly how rule 419 limits your use of proceeds that you might receive if you engage in an applicable securities offering. As a related matter, please also disclose in an appropriate section of your document how Rule 144(i) affects sales of your securities by your shareholders; see Regulation S-K Item 201(a)(2).

             Response: We have expanded the disclosure to explain how Rule 419 limits our use of proceeds that we might receive if we engage in an applicable securities offering. We have also added a section on page 34 disclosing how Rule 144(i) affects sales of securities.

Related Transactions, page 29
-----------------------------

2. Please clarify what you mean by your disclosure that the "funds were made available through an attorney's client trust account" and why that is relevant to investors. Do you mean that the money was from your two major shareholders, but held by an attorney? Who was the attorney?

           Response: The referenced phrase has been deleted since it is not relevant to investors. The funds were simply forwarded to the Company through its counsel. Supplementally, the name of the attorney was Thomas C. Cook, Esq., Las Vegas, NV.

The Company acknowledges that:

  o it is responsible for the adequacy and accuracy of the disclosures in the filing;
  o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  o it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

                                     Very truly yours,

                                     /s/ Benjamin Reichel
                                         Benjamin Reichel


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